Exhibit 99.2
NOTICE OF AVAILABILITY OF SHAREHOLDER DOCUMENTS This document is important and requires your immediate attention. If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc, please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected. 3is Notice of Availability is given by Royal Dutch Shell plc (the “Company”) in relation to the 2009 Annual General Meeting. 3e 2009 Annual General Meeting of the Company will be held at Circustheater, Circusstraat 4, 3e Hague, the Netherlands at 11.00 am (Dutch time) on Tuesday May 19, 2009, with an audio-visual link to a satellite meeting place at 3e Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time). 3e following shareholder documents are now available on the Company’s website to view or download: “OOVBM 3FQPSU BOE ’PSN ’ GPS UIF ZFBS FOEFE %FDFNCFS www.shell.com/annualreport www.shell.com/annualreport /PUJDF PG UIF

NOTICE OF AVAILABILITY OF SHAREHOLDER DOCUMENTS QUESTIONS AND ANSWERS Why haven’t I received a paper copy of the Annual Report or Annual Review? We wrote to shareholders in October 2007 to ask whether they wished in future to receive shareholder communications, such as the Annual Report or Annual Review, in electronic or paper form. We have therefore only sent paper copies to shareholders who responded to our letter and specifically requested to receive paper copies of shareholder communications. Can I still receive a paper copy of the Annual Report or Annual Review? Yes. If you would like to receive free of charge a paper copy of the shareholder documents referred to overleaf for this year and/or future years, please contact our Registrar at the address or on the telephone numbers below: Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6BA United Kingdom In future can I be advised of the availability of shareholder documentation by e-mail? Yes. Please visit www.shareview.co.uk/clients/shell and register your details online. If you require further information, please contact our Registrar at the address or on the telephone numbers given opposite. Are there any advantages of being advised of the availability of shareholder documentation by e-mail rather than by post?